FOR IMMEDIATE RELEASE                       Cedric Burgher
May 28, 2002                                Vice President, Investor Relations
                                            713.676.4608
                                            cedric.burgher@halliburton.com

                                            Wendy Hall
                                            Manager, Public Relations
                                            713.676.5227
                                            wendy.hall@halliburton.com


                   HALLIBURTON SETTLES THIRTY ASBESTOS CLAIMS

Dallas, Texas - Halliburton (NYSE:HAL) announced today that it settled a group of thirty mesothelioma and lung cancer cases pending in New York at a value consistent with the company's historical averages for these types of claims. It is Halliburton's policy not to announce settlements reached during the ordinary course of litigation unless they are material. However, at the company's recent meeting with analysts and investors there were numerous inquiries with respect to the status of these particular cases, which includes one that had been presented to a jury. The company does not intend to change this policy by issuing the current statement, but an exception has been made because of widespread investor interest in these particular cases.

Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.